July 31, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Hanryu Holdings, Inc. (CIK: 0001911545) (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”) Reg. No. 333-269419

Ladies and Gentlemen:

Reference is made to that certain letter filed as correspondence by Aegis Capital Corp. (“Aegis”) with the U.S. Securities and Exchange Commission via EDGAR on July 26, 2023, in which Aegis joined the Company’s request for the acceleration of the effective date of the above-referenced Registration Statement for July 27, 2023 at 4:00 p.m. Eastern Time, and the letter filed on July 27, 2023, in which Aegis joined in the request of the Company and withdrew such request for acceleration of the effective date of the Registration Statement (collectively, the “Requests”). Aegis hereby formally withdraws the Requests.

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time, on July 31, 2023, or as soon thereafter as reasonably practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

By:	AEGIS CAPITAL CORP.

	By:	/s/ Robert J. Eide
Name: Robert J. Eide
Title: Chief Executive Officer